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SEC FILE NUMBER
8-66571

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 04/01/21 (MM/DD/YY) AND ENDING 3/31/22 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Griffinest Asia Securities, LLC

TYPE OF REGISTRANT (check all applicable boxes):

■ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

3452 East Foothill Blvd, Suite 100
(No. and Street)

Pasadena	CA	91107
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Katie Tai	626-243-4638	ktai@griffinasia.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Alvarez & Associates, Inc.
(Name – if individual, state last, first, and middle name)

9221 Corbin Avenue, Suite 165	Northridge	California	91324
(Address)	(City)	(State)	(Zip Code)

10/16/2018	6517
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

RMF

OATH OR AFFIRMATION

I, Katie Tai, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Griffinest Asia Securities, LLC, as of March 31, 2022, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: [signature]

Title: FINOP

Notary Public

See Attached Notary

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ■ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

JURAT

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of California

County of Los Angeles

Subscribed and sworn to (or affirmed) before me on this 23rd day of May.,

2022 by Katie Tai,

proved to me on the basis of satisfactory evidence to be the person(s) who appeared before me.

Signature (Seal)

WILLIAM SHIN
COMM. #2291473
Notary Public - California
Los Angeles County
My Comm. Expires June 4, 2023

OPTIONAL INFORMATION

DESCRIPTION OF THE ATTACHED DOCUMENT

(Title or description of attached document)

(Title or description of attached document continued)

Number of Pages ____ Document Date________

Additional information

INSTRUCTIONS

The wording of all Jurats completed in California after January 1, 2015 must be in the form as set forth within this Jurat. There are no exceptions. If a Jurat to be completed does not follow this form, the notary must correct the verbiage by using a jurat stamp containing the correct wording or attaching a separate jurat form such as this one with does contain the proper wording. In addition, the notary must require an oath or affirmation from the document signer regarding the truthfulness of the contents of the document. The document must be signed AFTER the oath or affirmation. If the document was previously signed, it must be re-signed in front of the notary public during the jurat process.

- State and county information must be the state and county where the document signer(s) personally appeared before the notary public.
- Date of notarization must be the date the signer(s) personally appeared which must also be the same date the jurat process is completed.
- Print the name(s) of the document signer(s) who personally appear at the time of notarization.
- Signature of the notary public must match the signature on file with the office of the county clerk.
- The notary seal impression must be clear and photographically reproducible. Impression must not cover text or lines. If seal impression smudges, re-seal if a sufficient area permits, otherwise complete a different jurat form.
  - ❖ Additional information is not required but could help to ensure this jurat is not misused or attached to a different document.
  - ❖ Indicate title or type of attached document, number of pages and date.
- Securely attach this document to the signed document with a staple.

ALVAREZ & ASSOCIATES, INC
CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To Those Charged with Governance and the Member of Griffinest Asia Securities, LLC:

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Griffinest Asia Securities, LLC (the "Company") as of March 31, 2022, and the related notes (collectively referred to as the "financial statement"). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of the Company as of March 31, 2022 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Alvarez & Associates, Inc.

We have served as the Company's auditor since 2019.
Northridge, California
May 12, 2022

Griffinest Asia Securities, LLC
Statement of Financial Condition
March 31, 2022

Assets

Cash and cash equivalents	$	3,698,487
Receivable from clearing broker		1,433,115
Deposit with clearing broker		524,727
Commission receivable		48,000
Other receivable		311
Related party receivable		45,044
Property and equipment, net		21,880
Prepaid expenses		4,739
Deposits		14,243
Right of Use Asset		159,339
Total assets	$	5,949,885

Liabilities and Member's Equity

Liabilities		
Accounts payable and accrued expenses	$	1,123,008
Payable to clearing broker		4,432
Lease Liability		179,935
Total liabilities		1,307,375
Commitments and contingencies		
Member's equity		
Member's equity		4,642,510
Total member's equity		4,642,510
Total liabilities and member's equity	$	5,949,885

The accompanying notes are an integral part of these financial statements.

Griffinest Asia Securities, LLC
Notes to Financial Statements
March 31, 2022

Note 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

General

Griffinest Asia Securities, LLC (the "Company") was formed on March 23, 2004 under the name Fubon Securities USA, LLC ("Fubon") in the State of California. The Company is a registered broker-dealer in securities under the Securities and Exchange Act of 1934 ("SEA"), a member of the Financial Industry Regulatory Authority ("FINRA"), and the Securities Investor Protection Corporation ("SIPC").

The Company is engaged in business as a securities broker-dealer, that provides several classes of services, including retailing corporate equity and debt securities, mutual fund retailer and options.

The Company is wholly owned subsidiary of Griffinest Asia Capital, Inc. a California Corporation.

Summary of Significant Accounting Policies

The presentation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

For purposes relating to the statement of cash flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than three months, that are not held for sale in the ordinary course of business.

Commissions receivable are stated at face amount with no allowance for doubtful accounts. An allowance for doubtful accounts is not considered necessary because probable uncollectible accounts are immaterial.

Commission income is recorded on a settlement date basis. Accounting Principles Generally Accepted in the United States of America (US GAAP) requires securities transactions to be recorded on a trade date basis, however, the difference between trade date and settlement date accounting for the Company's commission income is immaterial. 12b-1 fees are included in commission income.

Service fee income is derived from additional services provided another broker-dealer for them and their customers' inquiries, corporate action notices, asset movement and research reports. The Company earns its service fee once the service is performed. The fee's are recorded and billed monthly for the month they are incurred.

Property and equipment are stated at cost. Repairs and maintenance to these assets are charged to expense as incurred; major improvements enhancing the function and/or useful life are capitalized. When items are sold or retired, the related cost and accumulated depreciation are removed from the accounts and any gains or losses arising from such transactions are recognized.

Note 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

The Company, with the consent of its Member, has elected to be a California Limited Liability Company. For tax purposes the Company is treated as a disregarded entity; therefore in lieu of business income taxes, imposed on the Company, its Member is taxed on the Company's taxable income. Accordingly, no provision or liability for Federal Income Taxes is included in these financial statements.

Note 2: RECEIVABLE FROM CLEARING BROKER

Pursuant to the clearing agreement, the Company introduces all of its securities transactions to its clearing broker on a fully disclosed basis. Customers' money balances and security positions are carried on the books of the clearing broker. In accordance with the clearing agreement, the Company has agreed to indemnify the clearing broker for losses, if any, which the clearing broker may sustain from carrying securities transactions introduced by the Company. In accordance with industry practice and regulatory requirements, the Company and the clearing broker monitor collateral on the customers' accounts. As of this March 31, 2022, the receivable from clearing broker of $1,433,115 was pursuant to this clearance agreement. Additionally $2,958,063 of cash from clearing broker is included in cash on the statement of financial condition.

Note 3: DEPOSIT WITH CLEARING BROKER

The Company has a clearing agreement with Pershing LLC ("Clearing Broker") to carry its account and the accounts of its clients as customers of the Clearing Broker. The Clearing Broker has custody of the Company's cash balances which serve as collateral for any amounts due to the Clearing Broker as well as collateral for securities sold short or securities purchased on margin. Interest is paid monthly on these cash deposits at the average overnight repurchase rate. The balance at March 31, 2022 was $524,727.

Note 4: PROPERTY AND EQUIPMENT, NET

Property and equipment are recorded net of accumulated depreciation and summarized by major classification as follows:

		Useful Life
Computer hardware	$ 71,874	5
Furniture and fixtures	2,334	7
Office equipment	22,902	5
Software development	6,680	3
Total cost of property and equipment	103,790	
Less: accumulated depreciation	(81,910)	
Property and equipment, net	$ 21,880	

Depreciation expense for the year ended March 31, 2022 was $12,006.

Note 5: CONCENTRATIONS OF CREDIT RISK

The Company is engaged in various trading and brokerage activities in which counter-parties primarily include broker-dealers, banks, and other financial institutions. In the event counter-parties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counter-party or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counter-party.

Note 6: COMMITMENTS AND CONTINGENCIES

Commitments

The Company entered into an operating lease agreement for its office facilities in the city of Pasadena, California on October 31, 2019. The lease is for five years commencing November 1, 2019 and ending on October 31, 2024.

Contingencies

The Company maintains several bank accounts at financial institutions. These accounts are insured either by the Federal Deposit Insurance Commission ("FDIC"), up to $250,000, or the Securities Investor Protection Corporation ("SIPC"), up to $500,000. At times during the fiscal year ended March 31, 2022, each balances held in financial institutions were covered by the FDIC and in excess of SIPC's insured limits, . The Company has not experienced any loss resulting from the insufficient deposit insurance coverage and does not anticipate such loss in the future.

In the normal course of business, the Company is subject to pending and threatened legal actions. These financial statements do not have any adjustments for any pending or threatened matters that existed as of March 31, 2022.

Note 7: GUARANTEES

FASB ASC 460, Guarantees, requires the Company to disclose information about its obligations under certain guarantee arrangements. FASB ASC 460 defines guarantees as contracts and indemnification agreements that contingently require a guarantor to make payments to the guaranteed party based on changes in an underlying factor (such as an interest or foreign exchange rate, security or commodity price, an index or the occurrence or nonoccurrence of a specified event) related to an asset, liability or equity security of a guaranteed party. This guidance also defines guarantees as contracts that contingently require the guarantor to make payments to the guaranteed party based on another entity's failure to perform under an agreement as well as indirect guarantees of indebtedness of others.

The Company has issued no guarantees at March 31, 2022 or during the period April 1, 2021 to March 31, 2022 .

Note 8: NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. Net capital and aggregate indebtedness change day to day, but on March 31, 2022, the Company had net capital of $4,475,240 which was $4,375,240 in excess of its required net capital of $100,000; and the Company's ratio of aggregate indebtedness ($1,148,036) to net capital was 0.26 to 1, which is less than the 15 to 1 maximum allowed.

Note 10: RECENTLY ISSUED ACCOUNTING STANDARDS

The Financial Accounting Standards Board (the "FASB") has established the Accounting Standards Codification ("Codification" or "ASC") as the authoritative source of generally accepted accounting principles ("GAAP") recognized by the FASB. The principles embodied in the Codification are to be applied by nongovernmental entities in the preparation of financials statements in accordance with GAAP in the United States. New accounting pronouncements are incorporated into the ASC through the issuance of Accounting Standards Updates("ASUs").

For the year ending March 31, 2021, various ASU's issued by the FASB were either newly issued or had effective implementation dates that would require their provisions to be reflected in the financial statements for the year then ended.

The Company has either evaluated or is currently evaluating the implications, if any, of each of these pronouncements and the possible impact they may have on the Company's financial statements. In most cases, management has determined that the pronouncement has either limited or no application to the Company and, in all cases, implementation would not have a material impact on the financial statements taken as a whole.

Note 11: SUBSEQUENT EVENTS:

The Company has evaluated events subsequent to the statement of financial condition date for items requiring recording or disclosure in the financial statements. The evaluation was preformed through the date the financial statements were available to be issued. Based upon this review, the Company has determined that there were no additional events which took place that would have a material impact on its financial statements.

Griffinest Asia Securities, LLC
Notes to Financial Statements
March 31, 2022

Note 12: LEASE

The Company is a lessee in a noncancelable operating lease for office space subject to ASC 842, The lease agreement does not include a termination or renewal option for either party, or restrictive financial or other covenants.

The components of lease cost for the year ended March 31, 2022 are as follows:

Operating lease cost	$66,291
Short term lease cost	14,809
Total occupancy and equipment rental	$81,100

Amounts reported in the Statement of Financial Condition as of March 31, 2022 are as follows:

Operating lease:	
Right-of-use asset	$159,339
Lease liability	$179,935

Maturities of lease liabilities under the noncancelable operating lease as of March 31, 2022 are as follows:

2022 - 2023	$73,888
2023 - 2024	76,103
2024	49,325
Total undiscounted lease payments	$199,316
Less imputed interest	(19,381)
Total lease liability	$179,935

Other information as of March 31, 2022:

The discount rate used for the lease present value calculations is its incremental borrowing rate ("IBR") of 8% at the lease's commencement date. The Company's IBR represents the rate of interest it would have to pay on a collateralized basis to borrow an amount equal to the lease payments under similar terms and in a similar economic environment. The lease's implicit rate was not readily determinable.

Note 13- COVID-19

On January 30, 2020, the World Health Organization ("WHO") announced a global health emergency because of a new strain of coronavirus("COVID-19"). In March 2020, the WHO classified the COVID-19 outbreak as a pandemic, based on the rapid increase in exposure globally. The full impact of the COVID-19 outbreak continues to evolve. Management has taken steps to implement social distancing and remote computing capabilities to protect its workforce and customers from COVID-19. Although the impact that the pandemic will ultimately have on the Company's financial condition and future results of operations is not yet know, management does not believe the Company will be materially negatively impacted.

Note 14: RELATED PARTY

Under an expense sharing agreement, the Company is owed $ 45,044 from an affiliate, Griffinest Asia Asset Management LLC(GAAM) for communication, equipment rental, office expenses, rent and other shared administrative expenses paid for by the Company and allocated to GAAM during the year ended March 31, 2022.

Note 15: 401(k), CASH BLANACE PLAN & PROFIT SHARING PLAN

The Company has established a qualified employee retirement plan under Section 401(k) of the Internal Revenue Code. The plan allows all full-time employees who have completed three months consecutive employment to defer compensation up to $19,500 per annum on a pre-tax basis through contributions made to the plan. The Company makes matching contributions on a dollar-to-dollar basis up to 5% of the employee's compensation, the total employer contribution was $19,563 for the year ended March 31, 2022. Employee contributions vest 100% immediately, while the Company's matching contributions vest over a 5-year period beginning the year after contribution.

Effective January 1, 2020, the Company established a Cash Balance Plan and a Profit Sharing Plan for all eligible employees who have completed 1-year of eligible service from the employee's date of hire and at least one thousand (1000) hours credited during an eligibility computation period. These plans are subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

For the Cash Balance Plan, each year the Company is required to contribute an actuarially determined amount to the plan sufficient to fund the benefits provided under the plan. The amount of the contribution varies from year to year depending on such factors as the covered participant's ages and the trust's investment gains and losses. The total employer contribution was $75,136 for the year ended March 31, 2022.

For the Profit Sharing Plan, the Company may make a profit sharing contribution to the plan each year and in such amount, if any, as it may determine. All Employees are eligible except members of a collective bargaining unit and nonresident aliens with no U.S, with at least 1000 hours credited during an Eligibility Computation Period. The total employer contribution was $73,435 for the year ended March 31, 2022.